ChampionX 11177 S. Stadium Dr. Sugar Land, TX 77478 Tel 1-281-632-6500 championX.com

Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 13e-4(c) and 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Ecolab lnc.

SEC File No.: 001-09328

Update on planned merger between ChampionX and Apergy: Sales team toolkit for use with customers

On Dec. 19, 2019, we announced that once ChampionX completes our split-off from Ecolab, we plan an immediate merger with Apergy, a leading oilfield technology, publicly traded company. We anticipate this process will be completed by the end of the second quarter of 2020.

With this transaction, we are bringing two complementary market leaders together to form the best One Team. The power of our combination is more evident now than ever before. Together, we will bring critical skill sets to our customers with complementary offerings and will be a healthier company with global scale and a broader product offering as well as a strong financial profile.

ChampionX and Apergy already share similar cultures and an outstanding commitment to delivering unmatched value for customers in the oil and gas industry. We will pair Apergy’s drilling and artificial lift technology and our leading chemistry solutions to serve oil and gas customers globally.

In late April, Soma Somasundaram announced that following the ChampionX split-off from Ecolab and merger with Apergy, the combined company will be named ChampionX upon completion of the transaction. Existing Apergy brands will continue to go to market as those brands (e.g. US Synthetic, Norris, Harbison-Fischer, Quartzdyne and Windrock). Leadership is reviewing plans for the Apergy businesses currently going to market under the Apergy name.

After the transaction is completed, the new combined ChampionX company will be united behind a common purpose of improving the lives of our employees, customers, shareholders and communities. This will be what sets us apart as a differentiated oilfield equipment, chemicals and technology company.

Conversations with Customers

Our sales and account management team members will play a key role in continuing to ensure our customers understand this announcement and what it means for us and our relationship with them.

It’s also important to reiterate that until the transaction closes, it’s business as usual for us. Apergy and ChampionX remain independent companies, and we will continue to run our businesses separately.

As you speak with customers, please remember that you should not take any steps to actually integrate operations with Apergy, control the other party’s decisions, or coordinate competitive practices or strategies until after the close of the transaction. Moreover, you should not represent yourself or others as a combined company to customers, suppliers, or other business partners until after the close of the merger.

To ensure all customers have consistent information about this transaction, please familiarize yourself with the messages and content below.

It’s important that you do not add to or alter these messages. It’s equally important that you do not create any new materials or speculate beyond the information below.

Thank you for your continued leadership and commitment to helping us maintain strong relationships with our customers.

Key Messages for Customers

Below are talking points that can be used in your conversations with customers

What has been announced

•                  By the end of the second quarter of 2020, ChampionX will split-off from Ecolab. We will then merge with Apergy, an industry leader that offers production, automation and drilling technologies to the oil and gas industry.

•                  Following the ChampionX split-off from Ecolab and merger with Apergy, the new combined company will be named ChampionX upon closing of the transaction.

•                  Existing Apergy brands will continue to go to market as those brands (e.g. US Synthetic, Norris, Harbison-Fischer, Quartzdyne and Windrock).

•                  Following the completion of the transaction, the new ChampionX logo will reflect the strong heritage of both companies and will include elements from the prior ChampionX and Apergy logos.

Benefits of the transaction for customers

•                  We are bringing two complementary market leaders together to form the best One Team. Both Apergy and ChampionX bring a history of success and trust in the oil and gas industry.

•                  Apergy and ChampionX share a customer-centric culture and commitment to innovation. By combining with them, we are confident we will be even better positioned to meet our customers’ needs.

•                  The power of our combination is more evident now than ever before. Together, we will bring critical skill sets to our customers with complementary offerings and will be a healthier company with global scale and a broader product offering as well as a strong financial profile..

•                  The new combined company will operate behind a common purpose of improving the lives of our employees, customers, shareholders and communities. This will be what sets us apart as a differentiated oilfield equipment, chemicals and technology company.

•                  We will be able to provide customers with a high-quality portfolio of products and services that brings together ChampionX with well-known brands, including US Synthetic, Norris, Harbison-Fischer and Smarten.

•                  ChampionX will also be uniquely positioned to drive digital technology adoption in the oilfield.

What this means for customers: operating as usual

•                  We expect the transaction to close by the end of the second quarter of 2020, subject to customary closing conditions. Until then, both companies will continue to operate as separate, independent businesses.

•                  Your customer contact remains the same, contracts are not affected by this merger announcement, and we will continue to deliver unmatched value to you as we have in the past.

•                  If you have any additional questions, please reach out to your account representative.

Key Customer Questions and Answers

Below is information that you can use to answer potential customer questions

What was announced with respect to the intended combined company name and brand?

Following the ChampionX split-off from Ecolab and merger with Apergy, the new combined company will be named ChampionX. Existing Apergy brands will continue to go to market as those brands US Synthetic, Norris, Harbison-Fischer, Quartzdyne and Windrock). Leadership is reviewing plans for the Apergy businesses currently going to market under the Apergy name.

How does our decision to change the new company name to ChampionX affect how the current ChampionX business will go to market following the completion of the transaction?

Following the completion of the transaction, we will continue to operate under the name ChampionX in the marketplace. The new ChampionX logo elements and colors will reflect the strong heritage of both companies.

What will be your combined offering?

The merger of ChampionX and Apergy will create a market leader offering artificial lift, automation and chemical solutions across the life cycle of oil and gas drilling and production. Together, we will bring critical skill sets to our customers with complementary offerings and will be a healthier company with global scale and a broader product offering as well as a strong financial profile.

Who will be the new company’s leaders?

Soma Somasundaram, Apergy’s president and CEO, will lead the combined organization. He has public company experience, which includes leading Apergy for the past two years following its spin-off from Dover. Jay Nutt will serve as chief financial officer, and Deric Bryant will serve as chief operating officer, continuing to lead the ChampionX business and leading the integration.

What is the expected timeframe for completion of this process?

We anticipate that this process will be completed by the end of the second quarter 2020.

How does this impact ChampionX’s supply chain or my security of supply?

Our businesses are highly complementary. We do not expect there to be disruptions to our ability to ensure security of supply for our customers. The previously established intercompany agreements in place as part of the split-off from Ecolab will provide cross-company supply to ensure minimal disruption during this split-off and merger process.

How does this impact ChampionX’s product and service offering?

This merger announcement does not affect the product and service offering that ChampionX provides to you today. Longer-term, following the completion of the merger, the combined ChampionX will be able to serve customers with a focused offering that includes Apergy’s production, automation and drilling technologies.

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX filed a registration statement on Form S-4/S-1 containing a prospectus and Apergy filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a definitive proxy statement on Schedule 14A with the SEC. Each of ChampionX and Apergy have filed amendments, and expect to file additional amendments, to these filings before they become effective. Ecolab expects to file with the SEC a Schedule TO in connection with the proposed transaction. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and any amendments to these filings as well as any other relevant documents to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020 and its definitive proxy statement relating to the proposed transaction filed with the SEC on April 29, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.